Filed by Colombier Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Colombier Acquisition Corp.

Commission File No.: 001-40457

Date: May 24, 2023

On May 24, 2023, Colombier Acquisition Corp. and PSQ Holdings, Inc. made available a website with information about the proposed business combination between the parties, at https://www.publicsqcolombier.com.

PublicSq., a Leading Values-Aligned Marketplace, to Go Public via Combination with Colombier Acquisition Corp. (NYSE: CLBR)

Read Deal Announcement

View Investor Presentation

PublicSq. helps every day, freedom-loving Americans spend their hard-earned money with value-aligned businesses.

PublicSq. and Colombier have entered into a definitive business combination agreement that is expected to close in the third quarter of 2023.

The combined company expects to trade on the NYSE under the symbol PSQH. Colombier shares will continue to trade on the NYSE under the CLBR symbol until the closing of the transaction.

Investment Highlights

- Leading mission-driven platform connecting patriotic Americans with like-minded businesses
- Multiple revenue streams to accelerate financial growth and performance
- Large total estimated addressable market of more than 100 million Americans increasingly ignored by existing platforms and marketplaces[1]
- Proprietary data and analytics to enable launch of wholly-owned consumer products line for America-first consumers
- Values verification by PublicSq. helps to ensure platform's mutual trust in order to drive customer satisfaction and retention
- Management team with strong personal conviction and alignment with platform users

TRANSACTION DETAILS

[1] Source(s): Americans' Political Ideology: Gallup (2021).



Michael Seifert

Founder and CEO of PublicSq.

"For too long, progressive corporations have prioritized highly politicized ideas over the interests and values of the American people. Because of this, we, as patriotic Americans, are hungering for a future where the power is back in the hands of 'We the People' and a parallel economy is created. With the PublicSq. platform, we are grateful to provide a solution that helps every day, freedom-loving Americans spend their hard-earned money with businesses that prioritize the values that have made this nation so special in the first place. We're just getting started, and we're proud to partner with the Colombier team."

LEARN MORE ABOUT PUBLICSQ.



Omeed Malik

CEO and Chairman of Colombier

"It has become increasingly obvious that there is a disconnect in America between the priorities of large multinational corporations that dominate our consumer experience and the hard-working families and individuals who yearn to find proudly patriotic businesses whose values align with theirs. PublicSq. has recognized and acted on this unmet need in a credible and efficient way, and with the tremendous growth of its digital platform, it is clear that Michael and his team are just getting started. We are thrilled to be supporting them on this journey."

LEARN MORE ABOUT COLOMBIER

Contact Us

FOR INVESTORS

Longacre Square Partners

IRCLBR@longacresquare.com

FOR MEDIA

JCONNELLY

psq@jconnelly.com

STAY UPDATED

Enter full name

Enter your email

SUBMIT

About Colombier

Colombier Acquisition Corp. (NYSE: CLBR) is a value creating sponsor partner and Special Purpose Acquisition Company

Members of Colombier's management and Board of Directors are leaders in building, financing and monetizing consumer platforms and brands. The team brings significant operating experience and thought leadership.

Prior Experience of Colombier's Management and Board of Directors

DAILY CALLER, BLINK HEALTH, roman, TRILLER, Snapchat, Spotify, lyft, sweetgreen

Post-Business Combination Value Add

- Colombier has relationships with tastemakers and media outlets to amplify PublicSq.'s brand recognition, customer engagement and earned media post combination.
- Experience investing and driving growth in technology-based businesses and consumer products across a variety of categories.

Colombier Leadership Team



Omeed Malik

Chief Executive Officer, Chairman of the Board

Omeed Malik is the Founder and CEO of Farvahar Partners, a boutique investment bank, and is the President of 1789 Capital, an investment firm that finances companies in the budding Entrepreneurship, Innovation & Growth ("EIG") economy. Omeed previously served as Managing Director and the Global Head of the Hedge Fund Advisory Business at Bank of America Merrill Lynch. Before joining Bank of America Merrill Lynch, Omeed was a Senior Vice President at MF Global where he helped reorganize the firm's distribution platform globally and developed execution and clearing relationships with institutional clients. Omeed was also a corporate lawyer at Weil, Gotshal & Manges LLP and has worked in the United States Senate and House of Representatives. Omeed received a JD, with Honors, from Emory Law School and a BA in Philosophy and Political Science, Cum Laude, from Colgate University. Omeed is a Contributing Editor and minority owner of The Daily Caller and was a Term Member of the Council on Foreign Relations.



Joe Voboril

Chief Financial Officer

Joe Voboril has served as the Co-Founder and Managing Partner of Farvahar Partners, a boutique investment bank, since 2018. Previously, Joe was a public market investor at various hedge funds where he constructed and risk managed public equity portfolios, in roles ranging from analyst to portfolio manager, and CIO. At Bank of America from 2015 to 2018, Joe co-created the Hedge Fund Advisory group and managed the internal vetting effort of investment managers for Bank of America's Emerging Manager Program. He also led the bank's Separately Managed Account (SMA) Initiative, which assisted Pensions, Endowments, and Fund of Funds in optimizing the financing of their multi-manager portfolios. Joe is a graduate of Colgate University with a double-major in Philosophy (honors) and Political Science. He holds Series 7, 63 and 79 licenses.

ABOUT PUBLICSQ.

About PublicSq.

PublicSq. is the largest marketplace of pro-America businesses and consumers

PublicSq.'s app and web experience empowers customers to search for, shop and share these freedom-loving companies and products, both locally and nationally. In less than ten months since our nationwide launch in July 2022, PublicSq. has become the largest values-aligned marketplace of pro-American businesses and consumers... **and we're just getting started.**

By the Numbers as of May 17, 2023:

- 700,000+ Active Consumer Members[2]
- 50,000+ Businesses
- 30% Month over Month Consumer Growth Rate[3]
- 19% Month over Month Business Growth Rate[4]



Our Mission:

Become the largest traditional values driven marketplace in the country. We believe that there is an obtainable market of more than 35 million weekly active local shoppers[5] within the next four years. We believe PublicSq. is the sole, widely accessible repository for companies promoting traditional American values. Given our in-app revenue strategy and significant follow-on opportunities, we believe we are the clear leader in a sizable – yet largely unaddressed – market.

[2] "Active Members" refer to unique consumer membership accounts with all required contact information that have not been deactivated or deleted.

[3] Month over Month from the period beginning May 2022 through April 2023.

[4] Month over Month from the period beginning May 2022 through April 2023.

[5] Source(s): Yelp and Nextdoor Usage Statistics (2022).

PublicSq.'s Anticipated Board of Directors



Michael Seifert

Chairman

Michael Seifert is the Founder, CEO, and President at PublicSq. Michael is a recognized thought leader in the areas of business development, politics, and culture. Michael has a proven track record of growing businesses with past experience as the head of marketing for a notable recreational equipment firm with over $1 billion in assets and $3 billion in in sales. He also has a proven track record for leadership as the Executive Director of the University Program for one of the most successful non-profit organizations in the United States. Michael lives in Carlsbad, California, with his wife, Sarah Gabel and their daughter, Lily.



Omeed Malik

Director

Omeed Malik is the Founder and CEO of Colombier and Farvahar Partners, a boutique investment bank, and is the President of 1789 Capital, an investment firm that finances companies in the budding Entrepreneurship, Innovation & Growth ("EIG") economy. Omeed previously served as Managing Director and the Global Head of the Hedge Fund Advisory Business at Bank of America Merrill Lynch. Omeed was also a corporate lawyer at Weil, Gotshal & Manges LLP and has worked in the United States Senate and House of Representatives. Omeed received a JD, with Honors, from Emory Law School and a BA in Philosophy and Political Science, Cum Laude, from Colgate University. Omeed is a Contributing Editor and minority owner of The Daily Caller and was a Term Member of the Council on Foreign Relations.



Nick Ayers

Director

Nick Ayers is one of America's leading public policy and business strategists. From 2017 to 2019, Nick served in the White House as Assistant to the President and Chief of Staff to the Vice President. Most recently, Nick partnered with Insight Venture Partners to acquire Veeam Software, where he serves as a member of Veeam's board of directors. Governor Brian Kemp also appointed Nick to the board of directors of the Georgia Department of Natural Resources. Time Magazine named Nick one of the "40 most influential people in politics under the age of 40" and The Wall Street Journal called him a "political prodigy." He received a Bachelor of Political Science degree from Kennesaw St.



Blake Masters

Director

Blake Masters is an entrepreneur and investor. After graduating from Stanford and Stanford Law School, Blake co-founded a successful software startup called Judicata. In 2014, he co-authored the #1 New York Times bestseller on startups and venture capital, titled "Zero to One," and sold more than four million copies. In 2015, Blake became President of the Thiel Foundation, a non-profit that promotes science and innovation. From 2018 to 2022, Blake was Chief Operating Officer at Thiel Capital, an investment firm that specializes in the technology sector, where he helped grow assets under management by billions of dollars. Blake was Arizona's Republican nominee for the U.S. Senate in 2022 and lives in Arizona with his wife and three boys.



Davis Pilot III

Director

Davis Pilot is the Critical Facilities Director at Uniti Fiber, a telecommunications infrastructure provider. Mr. Pilot started at Uniti Fiber in 2013 as an Operations Strategic Analyst and transitioned to the roles of Critical Facilities Manager in 2015 and Critical Facilities Director in 2017. Mr. Pilot received a B.S. in Business Administration and Entrepreneurship and a Master of Business Administration from the University of Mobile.

TRANSACTION DETAILS

Transaction Details

Colombier intends to merge with PublicSq. and change its name to PSQ Holdings Inc., which will become the go-forward public company and operate under the name "PublicSq." After the anticipated closing in the third quarter of 2023, the combined company expects to trade on the New York Stock Exchange ("NYSE") under the symbol PSQH. Colombier shares will continue to trade on the NYSE under the CLBR symbol until the closing of the transaction.

Transaction Consideration

Current Colombier stockholders who do not redeem their shares in the transaction will continue to hold their existing shares in the combined company. In connection with the transaction, current PublicSq. stockholders will receive newly-issued shares of Colombier common stock with an aggregate value of $200 million (based on a price per share of Colombier common stock of $10.00), not including shares which may become issuable pursuant to an earnout provided for in the transaction documents. The transaction is expected to provide up to $158.5 million in cash to PublicSq. to fund growth and expansion into new revenue streams, assuming no redemptions.

Path to Close

The transaction will require the approval of the stockholders of Colombier and PublicSq. and is subject to other customary closing conditions. The transaction is expected to close in the third quarter of 2023.

Ownership Of Combined Company

Immediately after closing, it is anticipated that Colombier public stockholders will retain an ownership interest of approximately 41.5% in the combined company, while PublicSq.'s private investors will own an equity stake of approximately 48.1%, assuming no redemptions by Colombier public stockholders and excluding (i) the effect of outstanding warrants to purchase Colombier common stock, (ii) up to 3 million earnout shares potentially issuable to PublicSq. securityholders in connection with the transaction and (iii) any future equity awards contemplated to be issued in connection with or following the completion of the transaction.


CLBR Sponsor
10.4%
100% Existing
Investor Rollover
48.1%
CLBR Public
Stockholders
41.5%

Voting Rights

Upon the closing of the transaction, Michael Seifert, PublicSq. Founder and CEO, will retain majority voting rights and continue to drive PublicSq.'s mission of becoming the nation's leading values-aligned marketplace.

RESOURCES

Resources

Important Materials

Updated Investor Presentation

MAY 24, 2023

SEC

Amended Registration Statement on Form S-4

Colombier's S-4 has not yet been declared effective by the SEC and the information in the S-4 remains subject to further amendment.

MAY 22, 2023

SEC

Colombier Acquisition Corp. Announces Filing of a Registration Statement on Form S-4 in Connection with its Combination with PublicSq.

Colombier's S-4 has not yet been declared effective by the SEC and the information in the S-4 remains subject to further amendment.

APR 6, 2023

BusinessWire

PublicSq., a Leading Values-Aligned Marketplace, to Go Public via Combination with Colombier Acquisition Corp. (NYSE: CLBR)

FEB 27, 2023

BusinessWire

Contact Us

FOR INVESTORS

Longacre Square Partners
IRCLBR@longacresquare.com

FOR MEDIA

JCONNELLY
psq@jconnelly.com

STAY UPDATED

Enter full name

Enter your email

SUBMIT

DISCLAIMER

Additional Information and Where to Find It

In connection with the proposed transaction (the "Proposed Transaction"), Colombier Acquisition Corp. ("Colombier") has filed a registration statement on Form S-4 (as may be amended or supplemented from time to time, the "Form S-4" or the "Registration Statement") with the U.S. Securities and Exchange Commission (the "SEC"), which includes a preliminary proxy statement and a prospectus in connection with the Proposed Transaction. STOCKHOLDERS OF COLOMBIER ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THIS WEBSITE DOES NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE PROPOSED TRANSACTION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE PROPOSED TRANSACTION. When available, the definitive proxy statement and other relevant documents will be mailed to the stockholders of Colombier as of a record date to be established for voting on the Proposed Transaction. Stockholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement and other documents filed by Colombier with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC's website at www.sec.gov.

Colombier's stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Colombier Acquisition Corp., 214 Brazilian Avenue, Suite 200-A, Palm Beach, FL 33480; e-mail: IRCLBR@longacresquare.com. These documents, once available, can also be obtained, without charge, at the SEC's website at www.sec.gov.

Participants in the Solicitation

Colombier, PublicSq. and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Colombier's stockholders in connection with the Proposed Transaction. Colombier's stockholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier's final prospectus filed with the SEC on June 9, 2021 in connection with Colombier's initial public offering ("IPO"), Colombier's Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 24, 2023 and Colombier's other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction, which may, in some cases, be different from those of stockholders generally, will be set forth in the Registration Statement relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended or an exemption therefrom.

Forward-Looking Statements

This communication may contain forward-looking statements for purposes of the "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding PublicSq. and the Proposed Transaction and the future held by the respective management teams of Colombier or PublicSq., the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of PublicSq. and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financing transactions, if any, related to the Proposed Transaction, the level of redemptions of Colombier's public stockholders and the products and markets and expected future performance and market opportunities of PublicSq. These forward-looking statements generally are identified by the words "anticipate," "believe," "could," "expect," "estimate," "future," "intend," "may," "might," "strategy," "opportunity," "plan," "project," "possible," "potential," "project," "predict," "scales," "representative of," "valuation," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, without limitation: (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Colombier's securities, (ii) the risk that the Proposed Transaction may not be completed by Colombier's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including, among others, the condition that Colombier has cash or cash equivalents of at least $33 million (subject to reduction for (x) transaction expenses of Colombier and PublicSq., up to an aggregate of $15 million, and (y) the aggregate amount of any additional private financing transactions by PublicSq. consummated prior to closing in accordance with the terms of the Merger Agreement (as defined below)), and the requirement that the definitive agreement related to the business combination between Colombier and PublicSq. (the "Merger Agreement") and the transactions contemplated thereby be approved by the stockholders of Colombier and by the stockholders of PublicSq., respectively, (iv) the failure to obtain regulatory approvals, as applicable, required to consummate the Proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the Proposed Transaction on PublicSq.'s business relationships, operating results, and business generally, (vii) risks that the Proposed Transaction disrupts current plans and operations of PublicSq., (viii) the outcome of any legal proceedings that may be instituted against PublicSq. or against Colombier related to the Merger Agreement or the Proposed Transaction, (ix) the ability to maintain the listing of Colombier's securities on a national securities exchange, (x) changes in the competitive market in which PublicSq. operates, variations in performance across competitors, changes in laws and regulations affecting PublicSq.'s business and changes in the combined capital structure, (xi) the ability to implement business plans, growth, marketplace and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities, (xiii) the potential inability of PublicSq. to achieve its business and customer growth and technical development plans, (xiv) the ability of PublicSq. to enforce its current or future intellectual property, including patents and trademarks, along with potential claims of infringement by PublicSq. of the intellectual property rights of others, (xv) risk of loss of key influencers, media outlets and promoters of PublicSq.'s business or a loss of reputation of PublicSq. or reduced interest in the mission and values of PublicSq. and the segment of the consumer marketplace it intends to serve and (xvi) the risk of economic downturn, increased competition, a changing regulatory landscape and related impacts that could occur in the highly competitive consumer marketplace, both online and through "bricks and mortar" operations. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the "Risk Factors" section of Colombier's IPO Prospectus, Colombier's Annual Report on Form 10-K filed for the year ended December 31, 2022, as filed with the SEC on March 24, 2023 and subsequent periodic reports filed by Colombier with the SEC, the Registration Statement and other documents filed or to be filed by Colombier from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither PublicSq. nor Colombier assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither PublicSq. nor Colombier gives any assurance that either PublicSq. or Colombier, or the combined company, will achieve its expectations.

Information Sources; No Representations

The communication furnished herewith has been prepared for use by Colombier and PublicSq. in connection with the Proposed Transaction. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Colombier derived entirely from Colombier and all information relating to the business, past performance, results of operations and financial condition of PublicSq. derived entirely from PublicSq. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of the communication. To the fullest extent permitted by law in no circumstances will Colombier or PublicSq., or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of the this communication (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of PublicSq. has been derived, directly or indirectly, exclusively from PublicSq. and has not been independently verified by Colombier. Neither the independent auditors of Colombier nor the independent auditors of or PublicSq. audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in the communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of the communication.